FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE
I, Raymond Chun, Group President and Chief Executive Officer of The Toronto-
Dominion Bank, certify the following:
1. Review:
I have reviewed the AIF, if any,

annual financial statements and annual
MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of The Toronto-
Dominion Bank (the “issuer”) for the financial year ended October

31, 2025.
2. No misrepresentations : Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or
omit to state a material fact required to be stated or that is necessary to make a
statement not misleading in light of the circumstances under which it was made, for
the period covered by the annual filings.
3. Fair presentation : Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial
information included in the annual filings fairly present in all material respects the
financial condition, financial performance and cash flows of the issuer, as of the date
of and for the periods presented in the annual filings.
4. Responsibility :
The issuer’s other certifying officer(s) and I are responsible for
establishing and maintaining disclosure controls and procedures

(DC&P) and
internal control over financial reporting (ICFR), as those terms are defined in
National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim
Filings , for the issuer.
5. Design : Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end
(a)

designed DC&P,

or caused it to be designed under our supervision, to
provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the annual

filings

are being prepared; and
(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized
and

reported within the time periods specified in securities legislation;
and
(b)

designed ICFR, or caused it to be designed under our supervision,

to
provide reasonable assurance regarding the reliability of financial reporting
and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework : The control framework the issuer’s other certifying officer(s)
and I used to design the issuer’s ICFR is based on

criteria established in Internal
Control – Integrated Framework issued by the Committee

of Sponsoring
Organizations of the Treadway Commission (the COSO criteria) in 2013.
5.2

N/A
5.3

N/A

6. Evaluation: The issuer’s other certifying officer(s) and I have
(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of

the issuer’s DC&P at the financial year end and the

issuer
has disclosed in its

annual MD&A our conclusions about the effectiveness of
DC&P at the financial

year end based on that evaluation; and
(b)

evaluated, or caused to be evaluated under our supervision, the effectiveness of

the issuer’s ICFR at the financial year end and the

issuer
has disclosed in its

annual MD&A
(i)

our conclusions about the effectiveness of ICFR at the financial year end

based on that evaluation; and
(ii)

N/A
7. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the

period beginning on August 1,
2025 and ended on October 31, 2025 that has materially affected, or is reasonably
likely to materially affect, the issuer’s ICFR.
8.
Reporting to the issuer’s auditors and board of directors

or audit committee
:
The issuer’s other certifying officer(s) and I have disclosed, based on our most
recent evaluation of ICFR, to the issuer’s auditors,

and the board of directors or the
audit committee of the board of directors any fraud that involves management or
other employees who have a significant role in the issuer’s

ICFR.
Date:

December 4, 2025
/s/ Raymond Chun

Raymond Chun

Group President and Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE
I, Kelvin Tran, Group Head and Chief Financial Officer of The Toronto-Dominion Bank,
certify the following:
1. Review :
I have reviewed the AIF, if any,

annual financial statements and annual
MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of The Toronto-
Dominion Bank (the “issuer”) for the financial year ended October

31, 2025.
2. No misrepresentations : Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or
omit to state a material fact required to be stated or that is necessary to make a
statement not misleading in light of the circumstances under which it was made, for
the period covered by the annual filings.
3. Fair presentation : Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial
information included in the annual filings fairly present in all material respects the
financial condition, financial performance and cash flows of the issuer, as of the date
of and for the periods presented in the annual filings.
4. Responsibility :
The issuer’s other certifying officer(s) and I are responsible for
establishing and maintaining disclosure controls and procedures

(DC&P) and
internal control over financial reporting (ICFR), as those terms are defined in
National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim
Filings , for the issuer.
5. Design : Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end
(a)

designed DC&P,

or caused it to be designed under our supervision, to
provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the annual

filings

are being prepared; and
(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized
and

reported within the time periods specified in securities legislation;
and
(b)

designed ICFR, or caused it to be designed under our supervision,

to
provide reasonable assurance regarding the reliability of financial reporting
and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework : The control framework the issuer’s other certifying officer(s)
and I used to design the issuer’s ICFR is based on

criteria established in Internal

Control – Integrated Framework issued by the Committee

of Sponsoring
Organizations of the Treadway Commission (the COSO criteria) in 2013.
5.2

N/A
5.3

N/A
6. Evaluation: The issuer’s other certifying officer(s) and I have
(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of

the issuer’s DC&P at the financial year end and the

issuer
has disclosed in its

annual MD&A our conclusions about the effectiveness of
DC&P at the financial

year end based on that evaluation; and
(b)

evaluated, or caused to be evaluated under our supervision, the effectiveness of

the issuer’s ICFR at the financial year end and the

issuer
has disclosed in its

annual MD&A
(i)

our conclusions about the effectiveness of ICFR at the financial year end

based on that evaluation; and
(ii)

N/A
7. Reporting changes in ICFR : The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the

period beginning on August 1,
2025 and ended on October 31, 2025 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
8.
Reporting to the issuer’s auditors and board of directors

or audit committee
:
The issuer’s other certifying officer(s) and I have disclosed, based on our most
recent evaluation of ICFR, to the issuer’s auditors,

and the board of directors or the
audit committee of the board of directors any fraud that involves management or
other employees who have a significant role in the issuer’s

ICFR.
Date:

December 4, 2025
/s/ Kelvin Tran

Kelvin Tran
Group Head and Chief Financial Officer